

Mail Stop 4561

September 27, 2016

Maurice Masters
Chief Executive Officer
Pacific Media Group Enterprises, Inc.
3952 Clairemont Mesa Blvd, Suite D-194
San Diego, CA 92117

> **Re:** **Pacific Media Group Enterprises, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 1, 2016**
> **File No. 000-55688**

Dear Mr. Masters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

2.   You appear to be a shell company, as defined by Rule 12b-2 under the Exchange Act because you appear to have no or nominal operations, assets consisting solely of cash and cash equivalents and nominal other assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status, such as the

limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis.

Item 1. Description of Business

Revenue Paths

3.   We note that you expect advertising revenue to be a significant portion of overall revenue. Please revise to more thoroughly address how you will be able to monetize advertising, how it will be incorporated into the mobile application and more specific information regarding which advertisers you expect to approach.

Our Apps

4.   Please revise to prominently disclose that you do not have a marketable product. Describe the status of the development of your mobile application including what has been accomplished and what remains to be accomplished to have a marketable product.

Item 1A. Risk Factors

5.   Please revise to include a separately captioned risk factor addressing potential disapproval or a delay in the approval process by the various mobile application distribution sites (e.g. Apple Store).

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Result of Operations

Capital Resources

6.   We note that you expect to launch the app in the fall of 2016. Please disclose the expected capital resources that will be necessary to launch the application by that projected date.

7.   Please state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources, which appears to be $500. Disclose the projected capital requirements to conduct planned operations for a minimum period of 12 months. You should include a similar statement in the Risk Factors and Description of Business sections.

Item 13. Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

8.   In the scope paragraph, your independent auditor makes reference to having audited the "statement of changes in stockholders' (deficit) for the period from inception (March 6, 2014) to June 30, <u>2015</u>." Please revise to reflect the correct period from inception (March 6, 2014) to June 30, <u>2014</u>.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Law Clerk, at (202) 551-3334 or me at (202) 551-4593 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

for Mark Shuman
Branch Chief – Legal
Office of Information
Technologies and Services

cc: Daniel Masters, Esq.
        Law Office of Daniel C. Masters